UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D. C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15 (d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)

For the transition period from                             to                             .

Commission file number 1-2376.

A.	FMC CORPORATION SAVINGS AND INVESTMENT PLAN

B.	FMC CORPORATION

1735 Market Street, Philadelphia, PA 19103

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Independent Auditors’ Report

The Employee Welfare Benefits Plan

Committee of FMC Corporation:

We have audited the accompanying statements of net assets available for benefits of the FMC Corporation Savings and Investment Plan (the Plan) as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP

Philadelphia, Pennsylvania

June 27, 2003

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

(in thousands)

	2002	2001
Assets:
Investments, at fair value	$326,293	$364,976

Receivables:

Participants’ loans	8,089	9,744

	8,089	9,744

Net assets available for benefits	$334,382	$374,720

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Statements of Changes in Net Assets Available for Benefits

For the Years Ended December 31, 2002 and 2001

(in thousands)

	2002	2001
Additions:
Interest and dividend income	$7,359	$14,826
Contributions – participants	15,650	28,901
Contributions – employer	6,137	12,303

Total additions	29,146	56,030

Deductions:
Net depreciation in fair value of investments (Note 3)	$9,706	$82,412
Benefits paid to participants	59,391	62,417
Administrative expenses	387	560

Total deductions	69,484	145,389

Net deductions prior to transfers and other changes	(40,338)	(89,359)
Net transferred out and other changes (Note 7)	—	(219,826)

Net decrease	(40,338)	(309,185)
Net assets available for benefits, beginning of year	374,720	683,905

Net assets available for benefits, end of year	$334,382	$374,720

The accompanying notes are an integral part of these financial statements.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of the Plan

The following description of the FMC Corporation Savings and Investment Plan (the Plan) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective September 28, 2001, the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees was merged with and into the Plan. Also on September 28, 2001, the portion of the Plan attributable to Participants who are or were employed by machinery-related portions of FMC Corporation’s business was spun-off to the FMC Technologies, Inc. Savings and Investment Plan.

(a)	General

The Plan is a qualified defined contribution plan under Section 401(k) of the Internal Revenue (IRS) Code, which covers substantially all full-time employees of FMC Corporation (the company) (other than employees who generally reside or work outside of the United States). Such employees are eligible to participate in the Plan immediately upon commencement of their employment with the company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 as amended (ERISA). The Plan is administered by the Employee Welfare Benefits Plan Committee of FMC Corporation.

(b)	Contributions

Participants may elect to defer not less than 2% and no more than 20% of their annual compensation, and contribute it to the Plan trust on a pretax basis up to the IRS maximum of $11,000. Participants may also elect to make after-tax contributions, either as an alternative to pretax contributions, or in addition to the maximum pretax contributions of $11,000 (but not more than 20% of their total compensation in the aggregate). For eligible employees participating in the Plan, except for those employees covered by certain collective bargaining agreements, the company makes matching contributions ranging from 40% to 100% of the portion of those contributions not in excess of 5% of the employee’s compensation (Basic Contribution), regardless of the $11,000 limit on pretax contributions. At December 31, 2002, 4,164 current and former employees participated in the Plan.

(c)	Trust

The company and Fidelity Management Trust Company (the Trustee) established a trust (the Trust) for investment purposes as part of the Plan. The Trustee is also the Plan’s recordkeeper.

(d)	Investment options

Upon enrollment in the Plan, a participant may direct his or her contributions in 1% increments to each investment option selected. Investment options include the following:

1)	FMC Stock Fund – Funds are invested in common stock of FMC Corporation.

2)	FMC Technologies Stock Fund – Funds are invested in common stock of FMC Technologies, Inc. (See below for further discussion regarding the FMC Technologies Stock Fund.)

3)	Fidelity MIP II Class 2 (formerly MIP II Blend) – Funds are invested in investment contracts offered by insurance companies and other approved financial institutions. The selection of these contracts and administration of this fund is directed by the fund’s investment manager. For the Plan years ending December 31, 2002 and December 31, 2001, the effective annual yield for the fund was approximately 5.15% and 8.02% (for MIP II Blend), respectively.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

4)	Clipper Fund – Funds are invested in common stocks, which are considered undervalued by the fund manager, and in long-term bonds.

5)	Mutual Qualified Fund – Funds are invested primarily in common and preferred stocks, debt securities and convertible securities that are considered undervalued by the fund manager.

6)	Sequoia Fund – Fund investments are concentrated in a relatively small number of mostly U. S. – headquartered companies with long-term growth potential.

7)	Fidelity Puritan Fund – Funds are invested in high-yielding U.S. and foreign securities, including those in emerging markets.

8)	Magellan Fund – Funds are primarily invested in common stocks of growth or value companies or both.

9)	Fidelity Blue Chip Growth Fund – Funds are invested primarily in common stocks of well-known and established companies.

10)	Fidelity Low-Priced Stock Fund – Funds are heavily invested in undervalued stocks or out-of-favor stocks.

11)	Fidelity Diversified International Fund – Funds are invested primarily in stocks of companies located outside the U. S. that are included in the Morgan Stanley EAFE Index.

12)	Fidelity Retirement Government Money Market Portfolio – Funds are invested in short-term obligations of the U. S. Government or its agencies.

13)	Fidelity U. S. Equity Index Pool Fund – Funds are invested primarily in common stocks of the 500 companies that comprise the S&P 500.

14)	PIMCO Total Return Fund-Administrative Class – Funds are invested primarily in U. S. government, corporate, mortgage and foreign bonds.

15)	Morgan Stanley Institutional Fund Trust Mid Cap Growth-Administrative class – Funds are invested primarily in equities of small to mid-sized companies that are growing rapidly and are expected to perform well.

16)	Fidelity Capital and Income Fund – Funds are invested in equity and debt securities, including defaulted securities, with emphasis on lower-quality debt securities.

17)	Fidelity Freedom Funds – a series of asset allocation funds: Freedom Income Fund, Freedom 2000 Fund, Freedom 2010 Fund, Freedom 2020 Fund, Freedom 2030 Fund, and Freedom 2040 Fund. The four target date funds are designed for investors who want a simple approach to investing for retirement by investing in a collection of other Fidelity mutual funds by targeting their retirement dates. The Freedom Income Fund, designed for those already in retirement, emphasizes bond and money market mutual funds.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

All company contributions to the Plan are invested by the Trustee in the FMC Stock Fund and are credited to the respective accounts of the employees participating in the Plan. Prior to February 26, 2001, participants could change their investment options and move their account balances within the funds as frequently as they chose except with respect to employee Basic Contributions to the FMC Stock Fund, where the value of the account could be moved once a year after a participant reached age 50, and Company contributions, which could not be moved to other funds. Effective February 26, 2001, participants were given the ability to move account balances with respect to employee basic contributions to and from the FMC Stock Fund at any time, however, the restriction still applies to company contributions.

On December 31, 2001, the FMC Technologies Stock Fund was created as a result of the distribution of FMC Technologies, Inc. stock by the company (see Note 7).

In July 2002, FMC Corporation announced that the FMC Technologies Stock fund would be eliminated as an investment option in the Plan, effective July 1, 2003. The FMC Technologies Stock fund was previously closed to new investments as of December 31, 2001, the date on which it was created. Plan participants with balances in the FMC Technologies Stock fund have until June 30, 2003, to choose an alternative investment option within the plan from which to transfer the remaining balance in their FMC Technologies Stock fund.

(e)	Vesting

Participants are immediately vested in their elective contributions plus actual earnings thereon. Vesting in the company’s contributions and related earnings is applied using a graded scale which is based on years of service. A participant is 100 percent vested after five years of service.

(f)	Payment of Benefits

Upon termination of service or attainment of age 59-1/2, any participant may elect to immediately receive a lump sum distribution equal to the vested interest of his or her account. Participants aged 55 or older or whose accounts are valued at not less than $5,000 may, upon termination, elect to defer their lump sum distribution or receive annual installments over a period of 20 years or less or over the life expectancy of the participant. If a participant is not fully vested in the company’s contributions to his or her account on the date of termination of employment, the non-vested portion is forfeited. Such forfeitures are used to pay certain administrative expenses of the Plan and can be used to reduce future company contributions to the Plan.

(g)	Withdrawals and Loans

The Plan allows participants to make hardship cash withdrawals (subject to income taxation and IRS penalties) from some or all of their vested account balances. Eligible participants may also receive money from the Plan in the form of loans. The minimum that may be borrowed is $1,000. The maximum that may be borrowed is the lesser of $50,000, as adjusted, or 50% of the participant’s vested account balance. Loans must be repaid over 60 months with interest at the announced Fidelity MIP II Class 2 (formerly MIP II Blend) Fund rate or some other reasonable rate as determined by the company. Participant loans outstanding as of December 31, 2002 and December 31, 2001, which are reported in the Loan Fund, were $8,089,176 and $9,743,943, respectively.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(h)	Forfeited Accounts

Forfeited accounts may be used to pay certain plan administration expenses. Any remaining balances in the forfeitures accounts may be used to reduce future employer contributions. At December 31, 2002 forfeited nonvested accounts totaled approximately $105,000. These accounts will be used to pay for future plan expenses and may be used to reduce future employer contributions. Also, in 2002, approximately $227,000 in plan expenses were paid from forfeited nonvested accounts.

(2)	Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Plan:

(a)	Basis of Accounting

The Plan’s financial statements have been prepared using the accrual basis of accounting.

(b)	Investment Transactions

Security transactions are recorded in the financial statements on a trade-date basis. Dividends are recorded as of the ex-dividend date. Interest is recorded as earned on the accrual basis.

(c)	Valuation of Investments

Quoted or estimated market prices and Net Asset Value (NAV) for mutual fund and stock (FMC Corporation and FMC Technologies Inc.) funds are used to value investments except for certain benefit-responsive investment contracts with banks and insurance companies which guarantee repayment of principal with interest at a fixed or fixed minimum rate for a specified period of time. These contracts are valued at contract value, which approximates market value.

(d)	Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan Administrator to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from these estimates.

(e)	Payment of Benefits

Benefit payments are recorded when paid.

(f)	Expenses

The compensation and expenses of the Trustee are paid by the company. All other expenses of the Plan may be paid by the Trustee out of the assets of the Plan and constitute a charge upon the respective investment funds or upon the individual participants’ accounts as provided in the Plan.

(g)	Reclassification

Certain prior year account balances have been reclassified to be consistent with the current year presentation.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(3)	Investments and Basis of Allocation

Investments at fair value, which represent 5% or more of the Plan’s assets available for benefits, are separately identified below:

	December 31,
	2002	2001
	(in thousands)
FMC Stock Fund	$68,407	$83,816
FMC Technologies Common Stock Fund[1]	53,275	71,957
Fidelity MIP II Class 2 Fund	98,930	95,985
Sequoia Fund	19,766	19,728
Fidelity Blue Chip Growth Fund	—	23,686
Clipper Fund	20,417	19,021

During 2002 and 2001, the Plan’s investments (including investments bought, sold, and held during the year) appreciated (depreciated) as follows:

	Year ended December 31,
	2002	2001
	(in thousands)
FMC Stock Fund	$(9,359)	$(67,020)
FMC Technologies Common Stock Fund	16,300	—
Clipper Fund	(2,099)	1,065
Mutual Qualified Fund	(1,348)	(211)
Sequoia Fund	(543)	1,258
Fidelity Puritan Fund	(394)	(714)
Magellan Fund	(1,995)	(1,710)
Fidelity Blue Chip Growth Fund	(5,642)	(8,133)
Fidelity Low-Priced Stock Fund	(783)	661
Fidelity Diversified International Fund	(487)	(1,531)
Fidelity U. S. Equity Index Pool Fund	(2,194)	(3,583)
Morgan Stanley Institutional Fund Trust Mid Cap Growth	(902)	(2,078)
PIMCO Total Return Fund	28	28
Fidelity Capital and Income Fund	(19)	(40)
Fidelity Freedom 2000 Fund	(14)	(18)
Fidelity Freedom 2010 Fund	(86)	(146)
Fidelity Freedom 2020 Fund	(75)	(114)
Fidelity Freedom 2030 Fund	(74)	(128)
Fidelity Freedom 2040 Fund	(12)	(5)
Fidelity Freedom Income Fund	(8)	(1)
Harsco Stock Fund	—	8

	$(9,706)	$(82,412)

[1]	The FMC Technologies Common Stock Fund was established as of December 31, 2001.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Non-participant Directed Investments

Information about the net assets and the significant components of the changes in net assets relating to the non participant-directed investments (in FMC Common Stock) is as follows:

	December 31,
	2002	2001
Net Assets:
FMC Common Stock	$38,377	$45,491

Year Ended December 31, 2002
Changes in Net Assets:
Contributions	$6,137
Net depreciation	(5,107)
Benefits paid to participants	(8,144)

$(7,114)

(5)	Related-Party Transactions

Certain Plan investments are managed by Fidelity Management Trust Company. Fidelity Management Trust Company is the Trustee as defined by the Plan and, therefore, those transactions qualify as party-in-interest transactions.

(6)	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service on May 22, 2000 indicating that it is qualified under Section 401(a) of the Internal Revenue Code and therefore, that the related Trust are exempt from tax under Section 501(a) of the Code. The Plan was amended and restated effective September 28, 2001 to reflect Plan changes and changes in the Internal Revenue Code and further amended on August 12, 2002 and December 30, 2002. Although the Plan has been amended since receiving the determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC.

(7)	Plan Merger and Asset Transfers

In September 2001 the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees was merged with and into the FMC Corporation Savings and Investment Plan. As a result of the merger, the Plan received $22,340,583 from the FMC Corporation Savings and Investment Plan for Bargaining Unit Employees. Also in September 2001, in connection with FMC’s previously announced plan for reorganization, the portion of the FMC Corporation Savings and Investment Plan attributable to participants who are or were employed by machinery-related portions of FMC Corporation’s business was spun-off to the FMC Technologies, Inc. Savings and Investment Plan. As a result of the spin-off, $241,023,452 was transferred out of the Plan and into the FMC Technologies, Inc. Savings and Investment Plan. In addition, $1,466,106 was transferred from the Plan to a predecessor plan due to the sale of the company’s machinery business in Smithville, Ohio. In addition, the plan received $258,792 due to employee transfers.

(8)	FMC’s Reorganization

In October 2000, the company announced it was initiating a reorganization (the “reorganization” or “separation”) that ultimately would split the company into two independent publicly held companies – a chemical company and a machinery company. The remaining chemical company, which continues to operate as FMC Corporation, includes the Agricultural Products, Specialty

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Notes to Financial Statements

December 31, 2002 and 2001

Chemicals and Industrial Chemicals business segments. The new machinery company, FMC Technologies, Inc. (“Technologies”) includes FMC’s former Energy Systems, Food, and Transportation Systems business segments.

In June 2001, in accordance with the Separation and Distribution Agreement between the two companies, FMC distributed substantially all of the net assets comprising the businesses of Technologies. Also in June 2001, Technologies completed an initial public offering (“IPO”) of 17% of its equity through the issuance of common stock. FMC continued to own the remaining 83% of Technologies through December 31, 2001.

On November 29, 2001, FMC’s Board of Directors approved the spin-off of the company’s remaining 83% ownership in Technologies through a tax-free distribution to FMC’s stockholders. The tax-free distribution was effective December 31, 2001.

As a result of the reorganization, FMC Technologies’ participants were transferred from the Plan into FMC Technologies, Inc. Savings and Investment Plan (see Note 7).

(9)	Plan Termination

Although it has not expressed any intent to do so, the company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of the Plan and ERISA. In the event of plan termination, participants will become 100% vested in their account balances.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

Schedule H, Line 4i, Schedule of Assets (Held at End of Year)

December 31, 2002

(in thousands)

Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest collateral, par, or maturity value	Current value at December 31, 2002

FMC Common Stock*	FMC Corporation Stock approximately 2,404,582 shares	$68,407
FMC Technologies Common Stock*	FMC Technologies Common Stock approximately 2,502,715 shares	53,275
Fidelity MIP II CL2*	Portfolio includes investment contracts offered by major insurance companies and other approved financial institutions	98,930
Clipper Fund	Stock Long-term Growth Fund	20,417
Mutual Qualified Fund (Z)	Stock Long-term Growth Fund	7,575
Sequoia Fund	Stock Long-term Growth Fund	19,766
Fidelity Puritan Fund*	Stock and Bond Fund	3,618
Fidelity Magellan Fund*	Stock Long-term Growth Fund	5,713
Fidelity Blue Chip Fund*	Large Companies Stock Fund	16,180
Fidelity Low-Priced Stock Fund*	Growth Mutual Fund	7,972
Fidelity Diversified International Fund*	Growth Mutual Fund of Foreign Companies	4,365
Retirement Government Money Market Portfolio	Money Market Mutual Fund	4,113
U.S Equity Index Pool	Stock Index Fund	6,715
Fidelity Capital & Income Fund*	Equity Income & Growth Fund	256
Fidelity Freedom Funds:*
Freedom Income Fund Freedom 2000 Fund Freedom 2010 Fund Freedom 2020 Fund Freedom 2030 Fund Freedom 2040 Fund

Asset allocation series funds, primarily

invest in other Fidelity mutual funds

which provide moderate asset allocation

with a target retirement date.

Invest in stock, bonds and money market

mutual funds

		382 294 942 480 398 46
PIMCO Total return fund	Income mutual fund	4,547
MAS Mid Cap Growth Portfolio	Stock Long-term Growth Fund	1,902
Participants’ loans receivable	Varying rates of interest 6.47%—8.02%	8,089

Total assets held for investment purposes		$334,382

*	Indicate Party-in interest investments.

EXHIBIT INDEX

NUMBER IN EXHIBIT TABLE	DESCRIPTION

23.1	Independent Auditors’ Consent

99.2	CFO Certification of Annual Report on Form 11K (906)

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, FMC Corporation, as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

FMC CORPORATION SAVINGS AND INVESTMENT PLAN

By:	/s/ Andrea E. Utecht
Andrea E. Utecht
Vice President, General Counsel and Secretary

Dated: June 30, 2003